SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 4, 2003

SCOR
(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4, 2003

SCOR (Registrant)

By:	/s/ MAURICE TOLEDANO Maurice Tolédano, Principal Financial Officer

Press releases of April 1, 2003

SCOR Group
2002 Results:
Premium income: EUR 5,016 million (+2.6%)
Group net loss: EUR — 455 million
Life reinsurance Embedded Value
after tax at December 31, 2002 EUR 578 million

•	Despite unusually difficult operating conditions, toward the end of the year SCOR charted a course for recovery and began to implement appropriate measures.

•	Premium income in 2002 totaled EUR 5,016 million, a rise of 2.6%. At constant exchange rates, the increase would have been + 13%.

•	The Group’s net loss of EUR — 455 million reflects the impact of the stock market crisis and additions to prior-year reserves.

•	SCOR Group has signed on March 28, 2003 a letter of intent for the disposal of Commercial Risk Partners.

•	B&W Deloitte has appraised SCOR’s life division’s Embedded Value. Embedded Value after tax increased by EUR 120 million to EUR 578 million at December 31, 2002.

The Board of Directors of SCOR met on March 31, 2002, with Denis Kessler in the Chair, to close the financial statements for fiscal 2002.

1.     2002 results

The Group registered a net loss of EUR 455 million for 2002.

The loss for the first three quarters amounted to EUR 425 million.

At the time of announcement of the “Back on Track” plan it was estimated that SCOR would report a full-year 2002 loss of EUR 400 million.

The following factors account for the difference between the loss at the end of the first three quarters (EUR — 425 million) and the final loss of EUR — 455 million for full-year 2002:

–	the write-down in full (EUR 18 millions) of goodwill on the Bermuda subsidiary Commercial Risk Partners (CRP),

–	the addition of EUR 51 million to CRP’s reserves prior to its disposal,

–	a positive Group net income of EUR 39 million (excluding the goodwill write-off on CRP and excluding replenishment of CRP’s reserves) for the fourth quarter of 2002.

Fourth quarter 2002 results (excluding CRP) exceeded the forecast made in November 2002 by EUR 14 million. It was decided in January 2003 to dispose of CRP or transfer it to a run off account. A letter of intent providing for the disposal of CRP was signed on March 28, 2003. CRP is disposed of at its net book value at December 31, 2002, coupled with a clause providing for the share-out between the purchaser and SCOR of any improvement or deterioration in reserves up to a ceiling of EUR 100 million, to be assessed in 2007 and in 2009. Closure of the transaction is scheduled to take place by June 30, 2003.

2.     Review of operations in 2002

Premium income rose by + 2.6% in 2002 to EUR 5,016 million. The increase in premium income, at constant exchange rates, would have been + 13%.

–       Property and Casualty (P&C) reinsurance writings increased by 7% (17% at constant exchange rates) to EUR 2,069 million. Rate increases, especially in short to medium-tail classes, helped to lift Group premium income in this sector. The share of short to medium-tail writings increased in 2002, representing 48% of total activity in 2002, against 41% in 2001. P&C reinsurance began to pick up in 2002, with a technical operating loss of EUR — 271 million, compared with EUR — 440 million in 2001.

–       Life and accident reinsurance held steady in 2002. Premium income rose 2% (10% at constant exchange rates) to EUR 1,530 million. This sector registered a technical operating profit of EUR 26 million despite falling investment income.

–       Large Corporate Accounts business rose 56% (75% at constant exchange rates) to EUR 874 million. Rates increased substantially. The technical operating loss of EUR — 4 million in 2002 represented a very marked improvement relative to the 2001 loss of EUR — 216 million.

–       Credit and bond activity was down 33% relative to the previous year, to EUR 117 million. This line of business registered a technical operating loss of EUR — 111 million in 2002 due to losses on the credit derivatives portfolio. The Group has withdrawn from the latter activity entirely since November 2001.

–       Premium income on Alternative Risk Transfer (ART) reinsurance written by CRP fell by 41% in 2002 to EUR 426 million. The technical operating result fell to a negative EUR 172 million in 2002, compared with a profit of EUR 4 million in 2001.

3.     Group key figures

Consolidated key figures

in EUR million	31/12/2001	31/12/2002	Change

Gross written premiums	4,890	5,016	+ 2.6%
Group net income	- 278	- 455	not material.
Net technical reserves	10,438	10,381	not material.
Investments (market to market)	9,606	9,717	+ 1.2%
Group shareholders’ equity	1,318	1,070	- 18.8%
Group shareholders’ equity, fully-diluted	1,369	1,289	- 5.8%

The combined ratios (measuring coverage of losses and expenses by premiums) in each Group line of business, based on accounting data for the year (all underwriting years combined), work out to:

Combined ratios (net of retrocessions)	2001	2002

P&C	131.70%	117.68%
Life and accident	108.30%	105.27%
Large Corporate Accounts	190.61%	105.92%
Credit and Bond	104.12%	181.22%
Alternative Risk Transfer (CRP)	111.28%	147.95%
Total	123.85%	118.30%

Combined ratios have improved, particularly in P&C reinsurance and Large Corporate Accounts.

4.     Review of investment policy in 2002

The outstanding features of 2002 were the continuing equity markets slide and falling interest rates on bonds. SCOR Group registered a decline in investment income in 2002, while capital gains on bonds increased. At the same time, operating cash flow rose, debt was reduced, and shareholders’ equity increased.

–       total investment income fell by 28%, from EUR 450 million in 2001 to EUR 326 million in 2002. Losses from disposals of equity securities, net of recoveries from allowances for long-lived impairment, amounted to EUR 250 million in 2002. In addition, the Group realized a capital gain of EUR 89 million on the disposal of its equity interest in COFACE.

–       aggregate unrealized capital gains at December 31, 2002 totaled EUR 303 million, versus EUR 66 million at end-2001. The equity portfolio at December 31, 2002 registered a loss of EUR 31 million, the bond portfolio a capital gain of EUR 222 million, while capital gains on real estate amounted to EUR 112 million.

–       investments (marked to market) amounted to EUR 9,717 million at December 31, 2002, a rise of 1.2% (7.7% at constant exchange rates). These were split between bonds (64.5%), cash and equivalents (20%), cash deposits (8%), real estate (5%), and equity securities (2.5%).

–       operating cash flow increased sharply, from EUR 10 million in 2001 to EUR 345 million in 2002. The capital increase also contributed to the increase in cash holdings. Aggregate Group cash and equivalent totaled EUR 1,788 million at the end of 2002, while free cash—unencumbered and excluding trust funds—amounted to EUR 1,436 million.

–       Group debt has been reduced from EUR 1,030 million at December 31, 2001 to EUR 892 million at end-2002. The debt maturity profile has been lengthened as commercial paper and negotiable medium-term notes outstanding declined from EUR 366 million at end-2001 to EUR 62 million at end-2002.

–       long-term capital (fully-diluted shareholders’ equity plus quasi-equity and long-term borrowings) rose from EUR 2,085 million at end-2001 to EUR 2,183 million at end-2002.

5.     Life reinsurance Embedded Value at December 31, 2002

Embedded value at December 31, 2002, in the Group’s life reinsurance division (responsible for life, accident and health reinsurance), has been appraised by B&W Deloitte.

Life reinsurance Embedded Value before tax increased from EUR 622 million at December 31, 2002 to EUR 750 at the end of 2002, at constant method and perimeter. Embedded value after tax increased from EUR 458 million at end-2001 to EUR 578 million at the end of 2002. It thus increased by EUR 120 million in 2002.

Inclusion of Embedded Value items not recognized in the consolidated balance sheet would increase the value of SCOR’s consolidated net assets from EUR 1,070 million to EUR 1,299 million.

These figures, combined with the division’s positive results in 2002, reflect the quality of SCOR’s life business and its positive contribution to the value of the SCOR Group.

6.     Outlook

As called for in the “Back on Track” plan, the Group has strengthened its control systems at all echelons. A new Board of Directors will be elected by the General Meeting of Shareholders on May 15, 2003. The management team has been renewed and strengthened. The new control systems are now in place, a Chief Reserving Actuary and a Head of Internal Audit having been named in January, while a Chief Claims Strategist was appointed in March. The internal underwriting planning and monitoring procedures will be reviewed between now and the end of April 2003.

Respecting the “Back on Track” plan, the 2003 renewals campaign may be considered satisfactory. The Group is deliberately restricting its writings, selecting its risks, and rigorously applying its underwriting ratios. It is benefiting from rate increases in all its business segments. It is re-balancing its portfolio toward Europe, short-tail risks, and life and accident reinsurance.

At the end of the Board meeting, Denis Kessler, Chairman and Chief Executive Officer, stated:

“The year 2002 was an exceptionally tough one for the SCOR Group, culminating in a loss of EUR 455 million. We have had to make hefty additional reserves on prior years to meet long-tail claims. The sharp fall in the stock markets has affected the Group. SCOR responded with the adoption of its “Back on Track” recovery plan in November 2002, designed to restore confidence, increase its solvency and recover its profitability. SCOR Group ought to be in a position to start profiting in 2003 both from improving prices in the reinsurance market and from the results of recovery measures already implemented, thanks to a combination of the Group’s recapitalization, the adoption of a rigorous underwriting plan implemented from the start of the renewals, a very conservative investment policy, a radical reorganization from top to bottom, which has left the Group free to refocus on its profitable businesses.”

Financial disclosure timetable

Annual Shareholders’ Meeting: 1st quarter 2003 results	May 15, 2003 May 16, 2003

Certain statements contained in this press release are forward-looking statements that are based on risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

SCOR announces Board changes

At its meeting on March 31, 2003, the SCOR Board of Directors decided to propose to the General Meeting of Shareholders on May 15, changes in the membership, as recommended by Allan Chapin, a non-executive director, in January.

The new Board would be made up as follows:

–	Denis Kessler, Chairman and Chief Executive Officer, SCOR,
–	Daniel Lebègue, former Chief Executive, Caisse des Dépôts et Consignations,
–	André Lévy-Lang, former Chairman, Paribas,
–	Claude Tendil, Chairman and Chief Executive Officer, Generali France,
–	Jean-Claude Seys, Chairman and Chief Executive Officer, MAAF, Les Mutuelles du Mans, and COVEA,
–	Yvon Lamontagne, Canadian, non-executive director of several companies, including Hydro Quebec, etc., former Chairman, Boreal Assurance,
–	Carlo Acutis, Italia, Vice-Chairman, La Vittoria Assicurazioni, former Chairman of the Comité européen des Assurances (European Federation of National Insurance Associations),
–	Herbert Schimetscheck, Austrian, Chairman of the Management Board, Uniqa International, and former Chaiman of the Comité Européen des Assurances
–	Jean Baligand, Chairman, Groupama,
–	Daniel Havis, Chairman and Chief Executive, officer, MATMUT,
–	Jean Simonnet, Chairman, MACIF,
–	Allan Chapin, Partner, Compass Partners investment fund,
–	Daniel Valot, Chairman of the Management Board, Technip-Coflexip
–	Antonio Borges, Portuguese, Vice-Chairman and Managing Director, Goldman Sachs International
–	A staff representative

In addition, two non-voting directors are expected to be named:

–	Georges Chodron de Courcel, Member of the Executive Committee, BNP-Paribas,
–	Helman Le Pas de Secheval, Chief Financial Officer, Groupama.

As recommended in the evaluation carried out in January, the new Board will comprise:

–       a majority of non-executive directors on the Board. The Board considers that Messrs. Lebègue, Lévy-Lang, Tendil, Havis, Simonet, Lamontagne, Acutis, Schimetscheck, Borges and Chapin satisfy this criterion. The Board based its evaluation on the criteria proposed by the Bouton Report in France and the recommendations of the NYSE in the United States;

–       a greater diversity of expertise. In addition to experts drawn from the insurance and reinsurance sector, the Board will have more members representing the world of finance and industry,

–       a more international perspective, with directors from Italy, Portugal, Austria, Canada and the United States, and directors with wide international experience.

The new Board will meet on May 15, after its membership has been confirmed by the General Meeting of Shareholders.

Financial disclosure timetable

Annual Shareholders’ Meeting: 1st quarter 2003 results	May 15, 2003 May 16, 2003

Certain statements contained in this press release are forward-looking statements that are based on risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press release of April 4, 2003

SCOR INCREASES ITS STAKE IN IRP

SCOR Group communicates that, as a result of recently held negotiations with one of the shareholders of IRP Holdings Ltd, it has offered to purchase 6.67% of the share capital of this company. SCOR currently owns 46.7% of IRP Holdings, an Irish based company incorporated at the end of 2001.

The other shareholders of IRP Holdings Ltd will be able to exercise their pre-emptive rights, pro rata to their existing holdings, over the next few weeks.

This transaction is in line with the Group’s objectives of reinforced control over its activities and will permit an increased consolidation of the results of this subsidiary in 1H 2003 accounts.

Certain statements contained in this press release are forward-looking statements that are based on risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.